

Mail Stop 3561

April 5, 2007

Mr. James A. Egide
Chairman of the Board and Principle Executive Officer
Global Pari-Mutuel Services, Inc.
2533 North Carson Street
Carson City, NV 89706

Re:
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 0-32509**

Dear Mr. Egide:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies